Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF SUNRISE NEW ENERGY CO., LTD.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 5, 2026

The undersigned shareholder of Sunrise New Energy Co., Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated December 1, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 10:00 a.m. Eastern Time, on January 5, 2026, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to shareholders to attend virtually at www.virtualshareholdermeeting.com/SDH2026, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as your proxy and no voting direction is provided, then the chairman of the Meeting intends to vote FOR each of the following proposals:

1. Approval of the re-election of Haiping Hu as a Director of the Company

2. Approval of the re-election of Chao Liu as a Director of the Company

3. Approval of the re-election of Xiang Luo as a Director of the Company

4. Approval of the re-election of Jian Pei as a Director of the Company

5. Approval of the re-election of Xin Zhang as a Director of the Company

6. Approval of the change of the Company’s name and removal of its dual foreign name

7. Approval of the adoption of the Company’s amended and restated memorandum and articles of association

8. Approval of any adjournment of the Meeting, if necessary

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or submitted online at www.proxyvote.com. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is resolved as an Ordinary Resolution that Haiping Hu be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐

PROPOSAL NO. 2:	It is resolved as an Ordinary Resolution that Chao Liu be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐

PROPOSAL NO. 3:	It is resolved as an Ordinary Resolution that Xiang Luo be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐

PROPOSAL NO. 4:	It is resolved as an Ordinary Resolution that Jian Pei be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐

PROPOSAL NO. 5:	It is resolved as an Ordinary Resolution that Xin Zhang be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐

PROPOSAL NO. 6:	It is resolved as a Special Reolution that: (a) the Company’s name be changed to “E-Power Inc.”; and (b) the Company cease to have a dual foreign name, each with immediate effect (the “Name Changes”).	☐	☐	☐

PROPOSAL NO. 7 :	It is resolved, as a Special Resolution, that subject to and immediately following the Name Changes being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Name Changes.	☐	☐	☐

PROPOSAL NO. 8	It is resolved as an Ordinary Resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date: